Exhibit 99.1

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

AMENDED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company’s Shareholders (the “Meeting”) be called and shall be held on Friday, September 28, 2012 at 10:00 a.m. at the Pan Pacific Hotel, Oceanview Suites 1 & 2 - 999 Canada Place, Vancouver, British Columbia, Canada V6C 3B5 for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2012, together with the report of the auditor thereon;

3.	to fix the number of Directors at seven (7);

4.	to elect Directors of the Company for the ensuing year;

5.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

6.	to approve the Company’s current Stock Option Plan and all unallocated options and entitlements thereunder; and

7.	to transact such other business as may properly be brought before the Meeting or at any adjournments thereof.

PARTICULARS OF MATTERS TO BE ACTED UPON

This amended Notice of Meeting amends the Notice of Meeting of the Company dated August 17, 2012, to include the following matters for consideration by Shareholders at the Meeting:

1.	to fix the number of Directors at seven (7); and

2.	to re-approve the Company’s current Stock Option Plan.

Shareholders are referred to the Company’s information circular dated August 17, 2012 for further information regarding the Directors of the Company and the resolution fixing the number of Directors at seven (7).

The Company’s current Stock Option Plan, which was previously approved by the Shareholders in 2009, is a “rolling 10% plan”, which requires approval by the Shareholders every three years pursuant to the policies of the Toronto Stock Exchange. Shareholders are referred to the information circular of the Company dated August 17, 2012 for further information regarding the Stock Option Plan.

The Stock Option Plan provides for a specific amending provision that details the amendments to the Plan that may be made by the Board of Directors without shareholder approval and to detail certain amendments to the Plan that specifically require shareholder approval.

The Board of Directors may amend the Stock Option Plan, (subject to Section 8.03 of the Stock Option Plan, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time): (a) for the purposes of making formal minor or technical modifications to any of the provisions of the Stock Option Plan; (b) to correct any ambiguity, defective provisions, error or omission in the provisions of the Stock Option Plan; (c) to change any vesting provisions of options; (d) to change the termination provisions of the options or the Stock Option Plan; (e) to change the persons who qualify as eligible Participants under the Stock Option Plan; (f) to add a cashless exercise feature to the Stock Option Plan; (g) to add or change provisions relating to any form of financial assistance provided by the Issuer to Participants that would facilitate the purchase of securities under the Stock Option Plan; (h) to extend the term of any option previously granted under the Stock Option Plan to non-insiders; and (i) to reduce the exercise price of any option previously granted under the Stock Option Plan to non-insiders, provided, however, that no such amendment of the Stock Option Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Stock Option Plan.

Amendments to the Stock Option Plan requiring shareholder approval, in accordance with regulatory requirements include: (a) an increase in the number of shares issuable under options granted pursuant to the Stock Option Plan; (b) a reduction in the exercise price of an option granted to an insider of the Company; or (c) an extension of the term of an Option granted under the Stock Option Plan benefiting an insider of the Company.

As at the August 17, 2012 there were 3,677,919 options granted under the Stock Option Plan which represents 2.15% of the outstanding shares of the Company.

A copy of the Stock Option Plan is available on SEDAR at www.sedar.com or is available for inspection at the Company’s office prior to the Meeting by written request to the Company at 1378 - 200 Granville Street, Vancouver, B.C. V6C 1S4 or corp@silvercorp.ca. No Person (as defined in the information circular dated August 17, 2012) has any material interest in the Stock Option Plan, other than the interest of directors and executive officers as participants under the Stock Option Plan.

Shareholders at the Meeting will be asked to pass a resolution approving the Stock Option Plan as follows:

“RESOLVED, as an ordinary resolution, that:

1.	The Company’s Stock Option Plan, as described in the information circular of the Company dated August 17, 2012 is hereby approved.

2.	All unallocated stock options and entitlements under the Company’s Stock Option Plan are hereby approved until September 28, 2015.

3.	The Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase Common Shares.

4.

The Board of Directors or any committee created pursuant to the Stock Option Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the shareholders of the Company.

5.	Any one Director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Stock Option Plan.”

In order to be effective, the resolution approving the Stock Option Plan must be approved by a majority of the votes cast at the Meeting. If you complete your Proxy properly, the nominee named in the accompanying Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions, and if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon, your Common Shares will be voted in favour of such matter. The nominees named in the accompanying form of Proxy intend to vote in favour of the resolution approving the Stock Option Plan. Shareholders are referred to the information circular dated August 17, 2012 for further information regarding voting by Proxy.

If the Shareholders at the Meeting do not pass the resolution approving the Stock Option Plan the options previously granted before the Meeting will be valid; however, the Company could not grant further options without Shareholder approval.

Only Shareholders of record on August 17, 2012, are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting or who have already submitted a completed Proxy in the form that accompanied the information circular dated August 17, 2012, are requested to read, complete, sign, date and return the enclosed form of Proxy that accompanies this amended Notice of Meeting and deliver it to the Company’s Transfer Agent, Computershare Investor Services Inc., in accordance with the instructions set out in the information circular dated August 17, 2012 and the form of Proxy accompanying this amended Notice of Meeting by no later than 10:00a.m. (Pacific Time) on September 26, 2012.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of September, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”
Dr. Rui Feng
Chairman, CEO, and Director